[Meritage Homes Corporation Letterhead]

May 13, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Meritage Homes Corporation and Guarantors listed as Co-registrants
Registration Statement on Form S-4
Filed March 29, 2005
File No. 333-123661

Dear Ladies and Gentlemen:

Meritage Homes Corporation respectfully requests, pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 5:00 p.m., Washington, D.C. time, on May 16, 2005, or as soon thereafter as is practicable.

Very truly yours,

Meritage Homes Corporation

/s/ Larry W. Seay

Larry W. Seay
Vice President Finance & CFO